American Capitol Assumption Certificate

                        Exhibit III.F

                      Included Treaties

     There are no Included Treaties which pertain or apply to the American Capitol Assumed Policies, except that Companion Life policies are subject a reinsurance agreement with Optimum Re Insurance Company of Dallas, Texas providing reinsurance for all amounts of excess of $25,000 and that reinsurance agreement is an Included Treaty.